LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2016

Assets

Cash and cash equivalents	$	36,690
Receivable – fees		80,919
Deposit with carrying broker		456
Prepaid expenses and other assets		14,354
Receivable from stockholder		4,670
Total assets	$	137,089

Liabilities and Stockholders' Equity (Deficit)

Liabilities:		
Accounts payable and accrued liabilities	$	62,950
Due to stockholder		622
Total liabilities	$	63,572
Stockholders' equity:		
Capital stock		600,000
Additional paid-in capital		1,934,895
Retained earnings (deficit)		(2,461,378)
Total stockholders' equity (deficit)		73,517
Total liabilities and stockholders' equity (deficit)	$	137,089

The accompanying notes are an integral part of these financial statements